Filed Pursuant to Rule 433

Registration Statement No. 333-221674

September 2, 2020

Northwest Bancshares, Inc.

$125,000,000

4.00% Fixed-to-Floating Rate Subordinated Notes due 2030 Term Sheet

September 2, 2020

The following information relates only to Northwest Bancshares’ offering (the “Offering”) of its 4.00% Fixed-to-Floating Rate Subordinated Notes due 2030 and should be read together with the preliminary prospectus supplement dated September 2, 2020 relating to the Offering including the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Northwest Bancshares, Inc. (the “Company”)

Security:	4.00% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Notes”)

Aggregate Principal Amount:	$125,000,000

Ratings:

BBB by Kroll Bond Rating Agency, Inc.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	September 2, 2020

Settlement Date:	September 9, 2020 (T+4)

Final Maturity Date (if not previously redeemed):	September 15, 2030

Coupon:	From and including the Settlement Date to, but excluding, September 15, 2025 or the date of earlier redemption (the “fixed rate period”) 4.00% per annum, payable semi-annually in arrears. From and including September 15, 2025 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined in the prospectus supplement under “Description of Subordinated Notes — Interest”), plus a spread of 389 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:

Fixed rate period: March 15 and September 15 of each year, commencing on March 15, 2021. The last interest payment date for the fixed rate period will be September 15, 2025.

Floating rate period: March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 2025.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period: 30/360. Floating rate period: 360-day year and the number of days actually elapsed.

Redemption:	The Company may, beginning with the interest payment date of September 15, 2025, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve (or, if applicable, the rules of any appropriate successor bank regulatory agency) to the extent such approval is then required under the rules of the Federal Reserve (or such successor bank regulatory agency), at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

The Company may also redeem the Notes at any time, including prior to September 15, 2025, at its option, in whole but not in part, subject to obtaining the prior approval of the Federal Reserve (or, if applicable, the rules of any appropriate successor bank regulatory agency) to the extent such approval is then required under the rules of the Federal Reserve (or such successor bank regulatory agency), if: (a) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes; (b) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 capital for regulatory capital purposes; or (c) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended; in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to, but excluding, the redemption date. For more information, see “Description of the Notes—Redemption” in the prospectus supplement.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Company intends to use the net proceeds for general corporate purposes – which may include repayment or redemption of outstanding indebtedness, the payment of dividends, providing capital to support organic growth or growth through strategic acquisitions, capital expenditures, financing investments or repurchasing shares of its common stock – and possibly for investments in Northwest Bank as regulatory capital.

Price to Public:	100.00% of principal amount

Underwriter’s Discount:	1.00% of principal amount

Proceeds to Issuer (after underwriter’s discount, but before expenses):	$123,750,000

Ranking:

The Notes will be unsecured, subordinated obligations of the Company and:

•   will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future Senior Indebtedness (as defined and discussed under “Description of the Notes—Subordination” in the prospectus supplement);

•   will rank junior in right of payment and upon the Company’s liquidation to any of its existing and all of its future general creditors;

•   will rank equal in right of payment and upon the Company’s liquidation with any of its existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes;

•   will rank senior in right of payment and upon the Company’s liquidation to any of its indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes, including the approximately $128.6 million aggregate principal amount of junior subordinated debentures outstanding as of June 30, 2020; and

•   will be effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of its subsidiaries, including without limitation the Bank’s depositors, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of June 30, 2020, the Bank had $11.463 billion of deposits and $440.1 million of borrowings, to which the Notes will be structurally subordinated. As of June 30, 2020, the Company, at the holding company level, had no Senior Indebtedness ranking senior to the Notes and approximately $128.6 million of junior subordinated debt securities ranking junior to the Notes. For more information, see “Description of the Notes—Subordination” in the prospectus supplement.

CUSIP/ISIN:	667339 AA3 / US667339AA30

Sole Underwriter:	Piper Sandler & Co.

We expect that delivery of the Notes will be made against payment for the Notes on or about Settlement Date indicated above, which will be the fourth business day following the trade date of September 2, 2020 (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally will be required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the second business day preceding the Settlement Date will be required, by virtue of the fact that the notes will initially settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

The Issuer has filed a shelf registration statement (File No. 333-221674) (including a base prospectus) and a related preliminary prospectus supplement dated September 2, 2020 (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the underwriter or any dealer participating in the Offering will arrange to send you the prospectus, the Preliminary Prospectus Supplement, and the final prospectus supplement (when available) relating to the Offering if you request them by emailing Piper Sandler & Co. at fsg-dcm@psc.com.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.